BTQ Technologies Corp. Announces Brokered LIFE Financing up to C$10 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, BC, Dec. 16, 2024 BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks is pleased to announce that it has entered into an agreement with A.G.P. Canada Investments ULC ("A.G.P. Canada"), who have agreed to sell, on a commercially reasonable efforts private placement basis, up to a maximum of 3,355,704 common shares of the Company ("Common Shares") at a price of C$2.98 per Common Share, for aggregate gross proceeds of up to C$10,000,000 (the "Offering").

The Common Shares to be issued under the Offering will be offered to purchasers pursuant to the listed issuer financing exemption ("LIFE Exemption") under Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), in al the provinces of British Columbia, Alberta and Ontario. The Common Shares offered under the LIFE Exemption will not be subject to resale restrictions pursuant to applicable Canadian securities laws. The Common Shares may also be offered to persons in the United States pursuant to exemptions from the registration requirements under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and all applicable U.S. state securities laws, as well as outside Canada and the United States on a basis which does not require the qualification or registration of any of the Company's securities or require the Company to be subject to any ongoing disclosure requirements under any domestic securities laws.

There is an offering document related to the LIFE Exemption portion of the Offering that can be accessed under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://www.btq.com. Prospective investors should read this offering document before making an investment decision.

The Company plans to use the net proceeds for general corporate purposes, working capital and in relation to its quantum computation memory product. The Offering is scheduled to close on or about December 19, 2024, the ("Closing Date"), and is subject to certain conditions customary for transactions of this nature, including, but not limited to, the receipt of all necessary approvals, including of Cboe Canada. The Company has agreed to pay A.G.P. Canada a cash fee equal to 7% of the gross proceeds from the Offering. In addition, upon closing of the Offering, the Company has agreed to issue A.G.P. Canada non-transferable broker warrants (each, a "Broker Warrant") equal to 5% of the total number of Common Shares sold pursuant to the Offering. Each Broker Warrant will be exercisable for one Common Share at a price of C$4.09 per Broker Warrant and is exercisable for a period of 60 months following the completion of the Offering.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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About BTQ

BTQ was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Forward-Looking Statements:

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares and its use of proceeds from the Offering. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward- looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Cboe Canada does not accept responsibility for the adequacy or accuracy of the content of this Press Release.